EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR MAY 1, 2002

ENDESA, S.A.

(Exact name of Registrant as specified in its charter)

KINGDOM OF SPAIN
(Jurisdiction of Incorporation)

PRINCIPE DE VERGARA, 187
28002 MADRID, SPAIN
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

ENDESA, S.A.

Table of Contents

endesa
Dirección Corporativa de Comunicación

Investor Relations

Press Release

ENDESA GAS INCREASED CUSTOMERS 13% AND SALES 16% IN 2001

IT HAS MORE THAN 427,000 CUSTOMERS IN THE IBERIAN MARKET

- **ENDESA GAS HAD SALES TO REGULATED CUSTOMERS IN 2001 OF AROUND 3.4 BILLION KWH (3 BILLION THERMIES).**
- **BESIDES IT INVESTED EURO 34 MILLION IN THE ENLARGEMENT OF THE TRANSMISSION AND DISTRIBUTION NETWORK.**
- **ENDESA CONSOLIDATES ITS POSITION AS SPAIN'S SECOND LARGEST GAS OPERATOR WITH A 6% MARKET SHARE.**

New York, April 30th 2002. - ENDESA GAS **(NYSE:ELE)** increased its customer base in Spain by 13% reaching a total of 259,560 in 2001. This figure includes customers both in Spain and Portugal. In the same year ENDESA GAS sales grew 16% to 3,397 million kWh (2,921 million thermies) in the Spanish regulated market, consolidating ENDESA's position as Spain's second largest gas operator with 6% of the market.

Capital expenditures in 2001 amounted for Euro 34.31 million to reach 1.801.718 meters of transmission and distribution network, which represents 12% more than the previous year.

These figures show ENDESA's growth at higher rates than the rest of the gas market in Spain, which grew 9.6% in number of customers, 8.2% in sales and 8.3% in length of the transmission and distribution network.

As for the Portuguese affiliates Portgas and Setgas, they showed significant growth to 168,223 customers and sales of 1,705 million kWh, growing 34% and 58% respectively in 2001.

ENDESA GAS

ENDESA Gas, S.A., 100% owned by ENDESA, is the majority shareholder of a group of gas distributing companies in Spain and Portugal.

The consolidation of the companies that are integrated in ENDESA GAS, S.A and the attractive prospects for the Spanish market lead to an expected growth of the customer base to 670,000 in five years.

endesa
Dirección Corporativa de Comunicación

For additional information please contact Jacinto Pariente, North America Investor Relations Office 212 750 72 00.
ir@endesa.es.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: May 1, 2002

By: ______________________

Name: Jacinto Pariente
Title: Manager of North America
Investor Relations